UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/19 AND ENDING 03/31/20
                                   MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Canaccord Genuity LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

535 Madison Avenue

                                        (No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald D. MacFayden                                       416-687-5426

                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young

                             (Name – *if individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036-6530 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Canaccord Genuity LLC
_____ , as

of _____ , 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a)  Facing Page.
☑ (b)  Statement of Financial Condition.
☑ (c)  Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §21O.1-O2 of Regulation S-X).
☑ (d)  Statement of Changes in Financial Condition.
☑ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g)  Computation of Net Capital.
☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l)  An Oath or Affirmation.
☑ (m)  A copy of the SIPC Supplemental Report.
☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Consolidated Financial Statements and Supplemental Information

Canaccord Genuity LLC
Year Ended March 31, 2020
With Report and Supplementary Report of
Independent Registered Public Accounting Firm
*(Confidential Pursuant to SEC Rule 17a-5(e)(3))*

A statement of financial condition has been bound separately and filed with the Securities and Exchange Commission simultaneously herewith as a public document

# Canaccord Genuity LLC.

# (A fully owned subsidiary of Canaccord Genuity Group Inc. "CGGI")

Consolidated Financial Statements
and Supplemental Information

Year Ended March 31, 2020

## Contents

# Canaccord Genuity LLC
## Consolidated Statement of Financial Condition

## March 31, 2020

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 10,625,420 |
| Restricted Cash | 2,316,121 |
| Receivables from clearing organizations | 90,941,586 |
| Securities owned, at fair value | 43,942,972 |
| Corporate finance and trading receivables | 9,040,411 |
| Notes receivable from employees | 401,334 |
| Receivables from affiliates | 23,434,357 |
| Deposits with clearing organizations and others | 1,667,888 |
| Other receivables | 2,781,913 |
| Unsettled trades | 19,606,900 |
| Fixed assets, at cost (net of accumulation depreciation of $3,161,343) | 2,415,424 |
| Right of use assets | 23,524,335 |
| Prepaid expenses and other assets | 1,309,294 |
| Total assets | 232,007,955 |

**Liabilities and member's equity**

| | |
|---|---|
| Securities sold, not yet purchased, at fair value | 30,460,555 |
| Accrued compensation payable | 51,134,330 |
| Accounts payable and accruals | 14,951,011 |
| Unsettled trades | 19,606,900 |
| Payables to affiliates | 1,231,761 |
| Lease liabilities | 24,526,499 |
| | 141,911,056 |
| | |
| Subordinated borrowings | 27,000,000 |
| | |
| Member's equity: | |
| Total member's equity | 63,096,899 |
| Total liabilities and member's equity | 232,007,955 |

*See accompanying notes.*

# Canaccord Genuity LLC

## Consolidated Statement of Income

## Year Ended March 31, 2020

**Revenues**

| | |
|---|---:|
| Commissions, net | $ 60,484,629 |
| Investment banking | 89,350,012 |
| Principal transactions, net | 75,049,624 |
| Interest and dividend income | 1,934,585 |
| Other Revenue | 9,913,607 |
| | $ 236,732,457 |

**Expenses**

| | |
|---|---:|
| Compensation and benefits | $ 137,612,576 |
| Floor brokerage, exchange, trading, and clearing fees | 33,398,078 |
| Communications and data processing | 14,839,085 |
| Promotion and travel | 9,056,555 |
| Occupancy and equipment | 8,904,110 |
| Interest and dividend expense | 5,805,640 |
| Banking related underwriting expenses | 4,106,687 |
| Professional fees | 3,605,383 |
| Depreciation of fixed assets | 1,132,666 |
| Development costs | 342,152 |
| Other expenses | 6,195,142 |
| | $ 224,998,074 |

| | |
|---|---:|
| Gain before income taxes | 11,734,383 |
| Net Gain | $ 11,734,383 |

*See accompanying notes.*

# Canaccord Genuity LLC
## Consolidated Statement of Changes in Subordinated Borrowings

### Year Ended March 31, 2020

| | | |
|---|---|---:|
| Subordinated borrowings at March 31, 2019 | $ | 27,000,000 |
| Issuance of subordinated notes | | - |
| Payment of subordinated notes | | - |
| Subordinated borrowings at March 31, 2020 | $ | 27,000,000 |

*See accompanying notes.*

# Canaccord Genuity LLC
## Consolidated Statement of Changes in Member's Equity

### Year Ended March 31, 2020

|  | Member's Equity | Total |
|---|---|---|
| March 31, 2019 | 51,528,283 | 51,528,283 |
| Net income | 11,734,383 | 11,734,383 |
| Share-based awards - purchases | (12,500,000) | (12,500,000) |
| Share-based awards - amortization | 12,334,233 | 12,334,233 |
| March 31, 2020 | 63,096,899 | 63,096,899 |

*See accompanying notes.*

# Canaccord Genuity LLC
## Consolidated Statement of Cash Flows

## Year Ended March 31, 2020

**Operating activities**

| | | |
|---|---|---:|
| Net Income | $ | 11,734,383 |
| Depreciation and amortization of fixed assets | | 1,132,666 |
| Amortization of notes receivable | | (303,184) |
| Rent expense | | 6,400,944 |
| Lease payments | | (6,265,248) |
| Increase in deposits with clearing organizations and others | | (140,816) |
| Increase in receivables from clearing organizations | | (5,856,713) |
| Decrease in corporate finance and trading receivables | | 4,421,072 |
| Decrease in securities owned, at fair value | | 2,588,286 |
| Increase in receivables from affiliates | | (10,313,176) |
| Increase in other receivables | | (18,174,464) |
| Increase in prepaid expenses and other assets | | (466,027) |
| Increase in securities sold, not yet purchased, at fair value | | 273,947 |
| Increase in accounts payable and accruals | | 22,704,578 |
| Increase in accrued compensation payable | | 663,087 |
| Increase in payables to affiliates | | 171,345 |
| Net cash used in operating activities | | 8,570,680 |

**Investing activity**

| | | |
|---|---|---:|
| Net purchase of fixed assets | | (1,731,663) |
| Net cash used by investing activity | | (1,731,663) |

**Financing activity**

| | | |
|---|---|---:|
| Share-based awards - purchases | | (12,500,000) |
| Share-based awards - amortization | | 12,334,233 |
| Net cash used in operating activities | | (165,767) |
| Net increase in cash and cash equivalents | | 6,673,250 |
| Beginning cash | | 6,268,291 |
| Cash and cash equivalents at end of year | $ | 12,941,541 |

**Supplemental cash flow disclosures**

| | | |
|---|---|---:|
| Cash paid for interest | $ | 3,215,829 |

*Cash and cash equivalents include restricted cash.*

*See accompanying notes.*

# Canaccord Genuity LLC
## Notes to Consolidated Financial Statements

## March 31, 2020

## 1. Organization and Nature of Operations

On March 15, 2018, Canaccord Genuity Inc. was converted into a limited liability company and renamed Canaccord Genuity LLC (the "Company"). Pursuant to the Limited Liability Company Agreement, Canaccord Adams (Delaware) Inc. (the "Parent" or "CADI"), is the sole member of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). CADI is a wholly owned subsidiary of Collins Stewart Inc. ("CSI"), which is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), which is a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CGGI"), a publicly traded company based in Vancouver, British Columbia.

The Company has an employee benefit trust, a special purpose entity ("SPE"), to fulfill obligations to employees arising from the Company's share-based payment plans. The employee benefit trust has been consolidated in accordance with the required accounting treatment since its activities are conducted on behalf of the Company, and the Company retains the majority of the benefits and risks of the employee benefit trust.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, trading and equity research to its customers, and market making of equity and fixed income securities.

As a non-clearing broker, customer transactions are cleared on a fully disclosed basis primarily through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML") and Pershing LLC ("Pershing") which are registered clearing broker-dealers. Certain trades in foreign securities are cleared and settled pursuant to operating agreements with Canaccord Genuity Corp., an affiliated Canadian broker-dealer, Canaccord Genuity Limited, an affiliated UK broker-dealer, and Canaccord Genuity (Australia) Limited, an affiliated Australian broker-dealer.

## 2. Significant Accounting Policies

### Basis of Financial Information

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Such estimates include the valuation of certain securities, accrued expenses including expenses in connection with investment banking transactions and forfeiture estimates in respect of share-based compensation.

The economic uncertainty related to the outbreak of COVID-19 and the declaration of a pandemic by the World Health Organization in March 2020 has cast additional uncertainty on the assumptions used by management in making its judgments and estimates. In response to the economic conditions caused by the pandemic, governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize the economy. The duration and impact of the COVID-19 outbreak and the efficacy of the government and central bank interventions is unknown at this time. Accordingly, it is not possible to reliably estimate the length and severity of these developments and the impact that the COVID-19 pandemic will have on the financial results and condition of the Company in future periods.

### Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business.

### Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

### Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are stated at fair value.

# Canaccord Genuity LLC
## Notes to Consolidated Financial Statements

## March 31, 2020

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

**Foreign Currency Translation**

Assets and liabilities denominated in foreign currencies are translated to United States dollars at year-end rates of exchange. Gains and losses from foreign currency-denominated transactions are included in the statement of income in other expenses at the rate of exchange in effect at the time of the transaction.

**Fixed Assets**

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**Prepaid and other assets**

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

**Treasury Stock**

These consolidated financial statements include the financial statements of the Company and an employee benefit trust that is considered a Variable Interest Entity ("VIE") of the Company. On consolidation, the Company's own equity instruments in CGGI stock that are reacquired (treasury stock) are recognized at cost and deducted from equity. Shares held in the employee benefit trust were acquired by the trust in order to meet obligations in connection with the awards made pursuant to the Company's long-term incentive plan. No gain or loss is recognized in the statement of operations related to the purchase of CGGI's shares. Any difference between the carrying amount and consideration is recognized in Member's Equity on the Consolidated Statement of Financial Condition. Voting rights related to treasury shares are nullified for the Company and no dividends are paid on such shares.

# Canaccord Genuity LLC
## Notes to Consolidated Financial Statements

## March 31, 2020

**Commission Revenue**

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution, clearing, and settlement.

Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's share of any commission revenue received by affiliates listed in Note 1, is paid to the Company through inter-company transfers settled on a periodic basis.

**Investment Banking Revenue**

Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed, and the applicable revenue recognition criteria have been satisfied. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Investment banking revenue also includes fees earned from providing mergers and acquisitions, and other financial advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Investment banking revenue earned by the Company and received by an affiliate is paid to the Company through inter-company transfers settled on a periodic basis.

**Principal Transactions, net**

Gains and losses from proprietary securities transactions and market making activities, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. In certain circumstances, the Company has determined that the fair value of securities where price transparency is limited or not available is nil.

# Canaccord Genuity LLC
## Notes to Consolidated Financial Statements

## March 31, 2020

**Share-Based Compensation**

The Company follows FASB ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718"), to account for its stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the consolidated financial statements using a fair value-based method. Grants are made pursuant to the company's Long-term Incentive Plan ("LTIP"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. For certain LTIP awards, the fair value of awards granted to employees is expensed in the period in which those awards are deemed to be earned. This period is generally the fiscal period in which the awards are either made or the immediately preceding fiscal year for those awards made after the end of such fiscal year but were determined and earned in respect of that fiscal year. Typically, these awards vest ratably over a three-year vesting period. So long as the employee does not violate certain post-termination restrictions and is not engaged in certain competitive or soliciting activities as provided in the Plan these awards will continue to vest during the vesting period. For all other awards, typically new hire awards or retention awards, vesting is directly subject to continued employment and therefore these awards are subject to a continuing service requirement. The fair value of these awards is expensed over the vesting period as compensation expense on a graded amortization basis.

There are no performance conditions attached to the LTIP awards.

**Development Costs**

Development costs include certain costs incurred in respect of new employees, placement, and other recruiting costs.

**Income Taxes**

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

*CONFIDENTIAL*

12

**3. Recently Issued Accounting Standards**

Disclosures Regarding Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). Where an arrangement meets the ASU 2016-02 definition of a lease, at the commencement a loan obligation for future lease payables will be recognized together with non-current right of use assets ("ROU assets") representing the right to use the underlying asset during the lease term.

The Company adopted ASU 2016-02 as of April 1, 2019 using the modified retrospective approach. The Company has elected certain practical expedients in its transition to ASU 2016-02, including the carry forward of lease definition and lease classifications. Both at transition and for new leases thereafter, ROU asset and lease liabilities are initially recognized based on the present value of future minimum lease payments over the lease term.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate. The Company takes into consideration current financing arrangement and different lease term ranges. The discount rate applied was 6.5%.

Upon adoption, the Company recognized ROU assets and lease liabilities of $29,034,995.

Disclosures regarding Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13"). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets held. The standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company adopted this guidance for its fiscal year commencing April 1, 2020. The Company does not expect any material impact to s its financial statement upon adoption of ASU 2016-13.

**4. Fair Value Measurement**

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset and reflect management's own assumptions to determine fair value.



over-the-counter (OTC) securities. Market makers such as the Company and other broker-dealers that buy and sell OTC securities can use the electronic trading platforms to publish their bid and ask quotation prices. Except for some foreign issuers, the companies quoted on OTC Link may be closely held, small and/or thinly traded. Most of these issuers do not meet the minimum listing requirements for trading on a national securities exchange, such as the New York Stock Exchange or the Nasdaq Stock Market.

OTC securities are generally valued based on quoted prices from market makers or composite quote providers such as bulletin boards. They are categorized in Level 2 of the fair value hierarchy. For securities which are categorized in Level 2 of the fair value hierarchy, in certain cases, the Company also applies an adjustment for lack of liquidity or an adjustment for lack of price transparency to arrive at fair value from a market participant's perspective.

The Company has an insignificant amount of OTC equity securities which have not traded for a significant period of time and are valued on a basis as determined by the Company to be the best estimate of the fair value utilizing assumptions and estimates made with reference to historical market quotes and prices appropriate for such securities. Where there is no price transparency for an extended period of time (generally more than 90 days) and where there is uncertainty about fair value from a market participant's perspective and where an estimate cannot be made, the Company has determined that the fair value of such securities is nil.

**Corporate and other debt**

- **Corporate bonds** – The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

- **U.S. Government securities** – Comprised of U.S. Treasury securities valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

- **Foreign Government Bonds** – The fair value of foreign government bonds is determined using recently executed transactions and market price quotations. Foreign government bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

During the year-ended March 31, 2020, the Company had no transfers of securities instruments owned and securities sold, not yet purchased amongst Levels 1, 2, and 3 of the valuation hierarchy.

## 5. Risk Management

Trading activities expose the Company to market, credit and operational risks as described below. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by executive management as part of its oversight role.

- Defined risk management policies and procedures supported by an established analytical framework.

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

- Equity price risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices.

- The company sells financial instruments that it does not currently own described as securities not yet purchased. The Company is obligated to purchase such financial instruments at a future date and will incur a loss if the purchase price of such financial instruments increases above the fair value as recorded at March 31, 2020.

- Currency risk arises from the possibility that changes in foreign currency exchange rates will result in losses.

- Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of financial instruments held by the Company.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events such as the occurrence of disasters or security threats. Operational risk exists in all the Company's activities, including processes, systems and controls used to manage other risks. Failure to manage operational risk can result in financial loss, reputational damage, regulatory fines and failure to manage market, credit or other risks.

The Company operates in different markets and relies on its employees and systems to process a high number of transactions. In order to mitigate this risk, the Company has developed a system of internal controls and checks and balances at appropriate levels, which includes overnight trade reconciliation, control procedures related to clearing and settlement, transaction and daily value limits within all trading applications, cash controls, physical security, independent review procedures, documentation standards, billing and collection procedures, and authorization and processing controls for transactions and accounts. The Company also has disaster recovery procedures, business continuity plans and built-in redundancies in the event of a systems or technological failure. In addition, the Company utilizes third party service agreements where appropriate.

## 6. Receivables from Clearing Organizations

Amounts receivable from clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with normal transactions involving commissions earned and the trading of securities.

# Canaccord Genuity LLC
## Notes to Consolidated Financial Statements

## March 31, 2020

### 7. Other Receivables and Accounts Payable and Accruals

Amounts include $19,606,900 of unsettled transactions involving foreign securities which are cleared and settled pursuant to operating agreements with affiliated foreign broker-dealers (see Note 1). With respect to such transactions, the Company is exempt from SEC Rule 15c3-3 under subparagraphs (k)(2)(i) and k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities and in certain cases clears through another broker-dealer on a fully disclosed basis. (See Note 16).

### 8. Fixed Assets

At March 31, 2020, fixed assets were comprised of the following:

| | |
|---|---:|
| Leasehold improvements | $ 3,059,321 |
| Furniture and fixtures | 494,436 |
| Equipment | 2,023,010 |
| | 5,576,767 |
| Less: Accumulated depreciation | (3,161,343) |
| | $ 2,415,424 |

### 9. Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

As a result of the Company's conversion to an LLC, characterized as a disregarded entity for income tax purposes, its deferred tax items transferred to its sole member, CADI, upon such conversion. As the Company had a full valuation allowance against its deferred tax assets at the time of its conversion, the transfer of the deferred tax items to its sole member had no impact on the Company's tax expense.

In preparing tax returns, the Company is required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine taxable income. On an ongoing basis, the Company may be subject to examinations by federal, state, and local government taxing

authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes several years before these examinations are completed, and matters resolved. Income tax returns for the taxation years ended March 31, 2016, 2017, and 2018 are considered to be open for examination by federal and state taxing authorities. The Company is currently under examination by the City of New York for the years ended March 31, 2016 and 2017, and under examination by the IRS for the year ended March 31, 2016.

## 10. VIE

The assets and liabilities of the Company's deferred compensation plan are held in a rabbi trust which is considered a VIE of the Company. The Company is considered the primary beneficiary of the rabbi trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. Accordingly, the assets and liabilities of the rabbi trust are consolidated with the financial statements of the Company. At March 31, 2020, Member's equity on the Company's consolidated Statement of Financial Condition was reduced by $25,294,959, representing the obligations of the Company in connection with the deferred compensation plan. The liability represents awards in respect of shares of CGGI to satisfy awards made under the LTIP granted by the Company. These shares are held by the trustee of the rabbi trust.

## 11. Employee Benefit and Stock-Based Incentive Compensation Plans

The Company has a stock-based compensation program in which participating employees are entitled to receive shares in CGGI which generally vest over a period of three years (the "RSUs"). This program is referred to as the Long- Term Incentive Plan (the "LTIP" or the "Plan"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. Participating employees receive common shares of CGGI at the time of vesting. The Company accounts for these awards as equity-settled transactions. As described in note 1 to these consolidated financial statements the Company has established an employee benefit trust (the Trust). The Company funds the Trust with cash which is used by the trustee to purchase common shares on the open market that will be held in the Trust until the RSUs vest.

The Company estimates the number of equity instruments that will ultimately vest when calculating the expense attributable to equity-settled transactions. No expense is recognized for awards that do not ultimately vest. Where share-based payment awards are made in respect of employment costs on behalf CGPP the cost of such awards is recovered from CGPP (see note 14 - Related Party Transactions). The cost of such awards for the year ended March 31, 2020 was

$2,838,500. Net recoveries in the amount of $19,023 in respect of share-based payment awards were also recorded during the year.

During the year ended March 31, 2020, under the terms of the LTIP, the Company granted stock awards for 3,047,439 shares of CGGI stock, with a total fair value of $12,342,270 at the date of grant with a weighted average fair value of $4.04 per share. The Trust purchased 3,295,398 shares during the year ended March 31, 2020 for $12,500,000.

| | Number of shares |
|---|---|
| Unvested awards outstanding, March 31, 2019 | 5,441,503 |
| Granted | 3,047,439 |
| Vested | (2,690,249) |
| Forfeitures | |
| **Unvested awards outstanding, March 31, 2020** | **5,798,693** |

| | Number of shares |
|---|---|
| Common shares held by the Trust, March 31, 2019 | 5,218,019 |
| Acquired | 3,295,398 |
| Released on vesting | (2,690,249) |
| **Common shares held by the Trust, March 31, 2020** | **5,823,168** |

As of March 31, 2020, the Company had an investment of $25,294,959 in CGGI shares which were purchased the Trust and which have not yet vested.

The remaining amortization expense associated with LTIP awards granted with a continued employment requirement as of March 31, 2020 is as follows:

| | | |
|---|---|---|
| 2021 | $ | 944,391 |
| 2022 | | 835,960 |
| 2023 | | 192,334 |
| Total | $ | 1,972,685 |

At March 31, 2020, the Company held 22,410 shares of CGGI stock, resulting from shares that were previously awarded to employees and purchased to satisfy such awards.  In certain cases, the vesting terms for such awards were not satisfied and, accordingly, the awards were then forfeited by such employees. The fair value of these shares, $68,181 is included in securities owned, in the statement of financial condition. It is expected that these shares will be returned to CGGI in consideration for the fair value of such shares.

## 12. Development Costs and Restructuring Costs

Development costs include costs associated with hiring incentives incurred in respect of new employees including the amortization of stock-based awards and forgivable loans, cash payments made to new employees in connection with commencement of employment, and recruitment and placement fees less amounts charged to discretionary incentive compensation accruals.

For the year ended March 31, 2020 development costs incurred were $342,152 and were in respect of recruitment and placement fees.

## 13. Commitments and Contingencies

### Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these non-cancelable operating leases for the years ending March 31 are as follows:

|  | Minimum Annual Rental Payments |
|---|---|
| 2021 | $ 5,997,645 |
| 2022 | 5,919,863 |
| 2023 | 5,949,626 |
| 2024 | 5,748,079 |
| 2025 | 3,449,664 |
| Thereafter | 983,932 |
| Total | $ 28,048,809 |

### Underwriting

In the normal course of business, the Company enters into underwriting commitments. At March 31, 2020, the Company did not have any open underwriting commitments.

### Litigation proceedings claims and contingent liabilities

In the normal course of business as a broker-dealer, the Company is involved in litigation, claims and threatened claims arising in the normal course of the securities business. The Company has recorded provisions for matters where payments for such matters are considered probable and can be reasonably estimated. While the outcome of these matters is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

The Company and its affiliates provide financial advisory, underwriting and other services to, and trade the securities of issuers that are involved with new and emerging industries, including the US cannabis industry. Activities within such industries, including the US cannabis industry, typically have not had the benefit of a history of successful operating results. In addition to the economic uncertainties associated with new industries, new activities and new issuers, the laws applicable to such industries or activities, particularly the US cannabis industry and the activities of issuers in that industry, and the effect or enforcement of such laws are undetermined, conflicting and uncertain. With respect to the US cannabis industry, cannabis continues to be a controlled substance under the United States Controlled Substances Act and as such, there is a risk that certain issuers, while in compliance with applicable state law, may be prosecuted under federal law. Accordingly, the Company has adopted policies and procedures reasonably designed to ensure compliance with the United States Currency and Foreign Transactions Reporting Act of 1970 (the "Bank Secrecy Act") and the guidance issued by the United States Department of the Treasury Financial Crimes Enforcement Network, FIN-2014-G001 (the "FinCEN Guidance") relating to providing financial services to marijuana related businesses in the United States (as that term is used in the FinCEN Guidance). While the Company takes steps to identify the risks associated with emerging industries, including the US cannabis industry, and only provides services to those issuers where it determines that there is no material risk to the Company or where any risk is unlikely to result in a material adverse consequence to the Company, there is a risk that the Company could be the subject of third party proceedings which may have a material adverse effect on the financial position of the Company. The Company has determined that any such proceedings are unlikely and, accordingly, has not recorded a provision in respect of such matters.

The Company clears its customers' transactions through ML and Pershing. In addition, the Company has entered into operating agreements with its affiliates, Canaccord Genuity Corp., in order to conduct DVP/RVP brokerage business involving Canadian securities, Canaccord Genuity Limited in order to conduct DVP/RVP brokerage business involving European securities and Canaccord Genuity (Australia) Limited in order to conduct DVP/RVP brokerage business involving Australian securities. In connection with these agreements, the Company may be required to indemnify these broker dealers if losses are incurred that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

As of March 31, 2020, the Company has provided a standby bank letter of credit issued by The Bank of America N.A., in the aggregate amount of $2,316,121 as a guarantee for certain office space lease obligations. The Company has secured this letter of credit by providing cash collateral to the lender in the amount of $2,316,121. This amount is recorded as restricted cash on the consolidated statement of financial condition.

## 14. Related Party Transactions

The Company's Parent holds certain office space leases in its own name and provides such facilities to the Company at cost.

During the year an affiliate of the Company, Canaccord Genuity Petsky Prunier LLC ("CGPP"), acquired the business and assets of Petsky Prunier LLC, a mergers and acquisitions advisory firm based in New York. In connection with that transaction the employees of Petsky Prunier LLC became employees of the Company. During the year ended March 31, 2019 the Company advanced a loan of $5,000,000 to CGPP (the "CGPP Loan"). The CGPP Loan was repaid during the year ended March 31, 2020. . Costs incurred by the Company on behalf of CGPP, including employment costs, are charged to CGPP at cost plus a premium of 10%. This premium is not charged in respect of employment costs that are bonus payments or share-based payment awards. These inter-company charges are settled on a periodic basis for cash. The CGPP Loan was payable on demand and carried interest at the rate of 10% per annum. During the year $124,658 was paid by CGPP to the Company in respect of interest on the CGPP Loan which has been included in interest and dividend income.

In the normal course of business, the Company executes securities transactions and has other transactions with affiliated entities. As of March 31, 2020, the Company had balances with affiliates as follows:

|  | Assets | Liabilities |
|---|---|---|
| Due from Parent, CADI | $ 1,635,107 |  |
| Due from Affiliate, CAFGI | $ 9,322,178 |  |
| Due from Affiliate, CGPP | $7,499,745 |  |
| Due from Other US Affiliates | $ 313,826 |  |
| Due from other affiliates | $4,663,501 |  |
| Due to CG Limited (UK) |  | $ 538,404 |
| Due to other affiliates |  | $ 693,357 |
| Subordinated debt (note 15) |  | $ 27,000,000 |

# Canaccord Genuity LLC
## Notes to Consolidated Financial Statements

### March 31, 2020

Due from other affiliates consists primarily of reimbursements due from affiliates for invoices paid on their behalf. Due to other affiliates consists primarily of reimbursements due to affiliates for invoices paid on behalf of the Company.

CGLLC has provided employee loans totaling $376,246 which are at prevailing interest rates and is shown on the consolidated statement of financial condition under Notes receivable from employees. The interest income associated with these loans is $4,024.

The Company receives administrative services from certain affiliates for certain services which include services related to information technology, legal and finance. For the year-ended March 31, 2020, included in Other Expenses on the statement of operations is an expense of $2,273,481 for these services.

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity LLC, Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited (Note 16) the Company has recorded unsettled transactions in the amount of $19,606,900 on the consolidated statement of financial condition.

## 15. Subordinated Debt

The Company has subordinated debt with its Parent, CADI, consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, with a maturity date of May 31, 2021. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note. The subordinated loan has been approved by FINRA and is thus available for computing regulatory net capital under the SEC uniform net capital rule (Note 14). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

## 16. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2020, the Company had net capital of $33,563,139 which was $32,563,139 in excess of the required net capital of $1,000,000.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the rules and requirements of other regulatory bodies.

Pursuant to SEC Rule 15c3-3, brokers and dealers that hold cash and securities on behalf of customers are required to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, in accordance with Rule 15c3-3(k)(2)(ii), the Company is exempt from Rule 15c3-3. In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity Corp., Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited, the Company is exempt from Rule 15c3-3 pursuant to 15c3-3(k)(2)(i).

## 17. Subsequent Events

In preparing the financial statements, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through May 29, 2020, the date that the Company's financial statements were available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

# Supplemental Information

# Canaccord Genuity LLC
## Computation of Net Capital Under Rule 15c3-1

### March 31, 2020

**Net capital**

| | | |
|---|---:|---:|
| Member's equity | $88,391,858 | |
| Subordinated borrowings | $27,000,000 | |
| | | $115,391,858 |
| | | |
| Non-allowable assets: | | |
| Stock-Based Compensation | 25,294,974 | |
| Investment Banking Receivables | 9,040,411 | |
| Other Receivables | 3,572,533 | |
| Fixed Assets | 2,415,424 | |
| Due From Affiliates | 23,434,357 | |
| Prepaid Assets | 1,309,294 | |
| Secured Letter of Credit for Office Space | 2,316,121 | |
| Non Marketable Equities per SEC rules | 5,036,204 | |
| Non Marketable Fixed Income per SEC rules | 207,526 | |
| | | $72,626,845 |
| | | |
| Committed Letter of Credit | | |
| Aged Fails | 88,133 | |
| Pershing | 1,928 | |
| | | |
| Net capital before haircuts | | 42,674,952 |
| | | |
| Haircuts: | | |
| Stocks | 6,563,038 | |
| Fixed Income | 1,281,763 | |
| Other | 1,267,012 | 9,111,813 |
| **Net capital** | | **$33,563,139** |

**Computation of alternate net capital requirement**

| | |
|---|---:|
| Net capital | $33,563,139 |
| Net capital requirement of reporting broker or dealer (greater of 2% of aggregate debit items as defined, and $1,000,000) | 1,000,000 |
| Excess net capital | $32,563,139 |

# Canaccord Genuity LLC
## Computation of Net Capital Under Rule 15c3-1

(continued)

**Reconciliation of Equity per Audited Financial**

| | |
|---|---|
| Equity per Audited Financial Statements | $63,096,899 |
| Equity per March 31, 2020 FOCUS as amended | $88,391,858 |
| Difference | $25,294,959 |
| CGGI Stock Held by Trust | $25,294,959 |
| Remaining Difference | $0 |

The difference in equity per the Audited Consolidated Financial Statements and the Audited X-17a-5 of $25,294,959 is due to the Audited Consolidated Financial Statements are prepared on the basis of consolidating Canaccord Genuity LLC and the rabbi trust (see note 10) while the Audited X-17a-5 reflects the financial position of Canaccord Genuity LLC on a stand-alone unconsolidated basis. The minimum net capital required by the CFTC is the same amount of net capital required by Rule 15c3-1(a) of the SEC (17 CFR 240.15c3-1(a)). There were no other material differences between the amounts presented above and the amounts included in the Company's March 31, 2020 unaudited FOCUS report filed on May 30, 2020.

# Canaccord Genuity LLC
## Statement Regarding SEC Rule 15c3-3

March 31, 2020

With respect to introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

With respect to introduced customer transactions in foreign securities, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Supplementary Report

+

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

3271 FINRA MAR
CANACCORD GENUITY LLC
535 MADISON AVE
NEW YORK ny 10022-4214

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STELLA YAN 212-389-8085

**WORKING COPY**

2. A. General Assessment (item 2e from page 2) $ 309498

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 154825 )

10-18-19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

**G. PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☑
**Total (must be same as F above)** $ 154672

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CANACCORD GENUITY LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 29 day of May, 20 20.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning  04-01-2019
and ending 03-31-2020

**Item No.**

**Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)   $ 236732458

2b. Additions:

(1)  Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included  above.

(2)  Net loss from principal transactions in securities in trading accounts.

(3)  Net loss from principal transactions in commodities in trading accounts.

(4)  Interest and dividend expense deducted in determining item 2a.

(5)  Net loss from management of or participation in the underwriting or distribution of securities.

(6)  Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7)  Net loss from securities in investment  accounts.    29793

   Total additions    29793

2c. Deductions:

(1)  Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2)  Revenues from commodity  transactions.

(3)  Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.    28706185

(4)  Reimbursements for postage in connection with proxy solicitation.

(5)  Net gain from securities in investment  accounts.

(6)  100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii)  Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance  date.

(7)  Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction  C):

   (Deductions in excess of $100,000 require documentation)

(9)  (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $ 1724346

   (ii)  40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $

   Enter the greater of line (i) or (ii) Total    1724346

   deductions    30430531

2d. SIPC Net Operating Revenues 2e.    $ 206331720

General Assessment @ .0015    $ 309498

(to page 1, line 2.A.)

**2**

# SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of th i s form, the term " SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be inc l uded in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not inc l uded in i tem 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) _Line 2a_ For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) _Adjustments_ The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

   (a) _Additions_ Lines 2b(1) through 2b(7) assure that assessable income and gain i tems of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

   (b) _Deductions_ Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40 % of FOCUS L i ne 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered " Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

     _If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that i dentifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation._

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of i tem 2c.

(ii) i ) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in i tem 2e and on line 2 A of page 1.

(iii) ) Enter on line 2 B the assessment due as reflected on the SIPC-6 previously filed.

(iv) v) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on l ate payment (i f applicable) on l ine 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line  2G.

(vii) ) En ter over payment carrie d for ward (if any) online 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting for th the amount so excluded and proof of its entitlement to such exclusion.

E. _Interest on Assessments_. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid por t i on of the assessment for each day it has been  overdue.

F. Securities and Exchange Commission Rule 17a- 5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days af ter their fiscal year ends.

**Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:**

**On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.**

## From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A)  commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B)  charges for executing or clearing transactions in securities for other brokers and dealers;

(C)  the net realized gain, if any, from principal transactions in securities in trading accounts;

(D)  the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E)  interest earned on customers' securities accounts;

(F)  fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G)  fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H)  income from service charges or other surcharges with respect to securities;

(I)  except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J)  fees in connection with put, call, and other options transactions in securities;

(K)  commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least
the preceding five years; and

(L)  fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end invest- ment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

## From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for
a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract
or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15
U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange
relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

## From SIPC Bylaw Article 6 (Assessments):
### Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

### Section 3:

For purpose of this article:
(a)  The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b)  The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for invest-ment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c)  The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

| | |
|---|---|
| ASE | American Stock Exchange, LLC |
| CBOE | Chicago Board Options Exchange, Incorporated |
| CHX | Chicago Stock Exchange, Incorporated |

| | |
|---|---|
| FINRA | Financial Industry Regulatory Authority |
| NYSE | Arca, Inc. |
| NASDAQ OMX PHLX | |
| SIPC | Securities Investor Protection Corporation |